Creative Medical Technology Holdings, Inc.

2007 W Peoria Ave

Phoenix, AZ 85029

(602) 680-7439

timwarbington@yahoo.com

December 8, 2016

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

US Securities and Exchange Commission

Re:	Creative Medical Technology Holdings, Inc.

Registration Statement on Form S-1

File No. 333-214741

Request for Effectiveness

Dear Ms. Hayes:

Pursuant to Rule 461 of Regulation C promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), Creative Medical Technology Holdings, Inc. (the “Company”) hereby requests that the registration statement of the Company on Form S-1 (Commission File No. 333-214741) be granted an effective date of Monday, December 12, 2016, 11:00 a.m. EST, or as soon thereafter as practicable. We request that we be notified of such effectiveness by a telephone call or email to our legal counsel, Ronald N. Vance, at (801) 446-8802, ron@vancelaw.us. The Company hereby authorizes Mr. Vance to orally modify or withdraw this request for acceleration.

This request for acceleration will acknowledge that the Company is aware of its obligations under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. The Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this acceleration request to Mr. Vance.

Sincerely,

/s/ Timothy Warbington
Timothy Warbington, CEO

cc:	Ronald N. Vance, Esq.

Mary Beth Breslin, SEC